Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

January 26, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Roger Schwall, Assistant Director

Re:	Amendment No. 6 to Registration Statement on Form S-4
Filed January 14, 2015
File No. 333-198440

Ladies and Gentlemen:

Set forth below are the responses of Sanchez Production Partners LLC, a Delaware limited liability company (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by your letter dated January 23, 2015, with respect to the Company’s Amendment No. 6 (“Amendment No. 6”) to Registration Statement on Form S-4 (File No. 333-198440) (the “Registration Statement”). Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, the Company is publicly filing, through EDGAR, Amendment No. 7 to the Registration Statement (“Amendment No. 7”). In addition, the Company and the other filers thereof are publicly filing, through EDGAR, Amendment No. 4 to Schedule 13E-3 and Amendment No. 5 to Schedule 13E-3 to incorporate the changes in Amendment No. 6 and Amendment No. 7, respectively.

For the Staff’s convenience, each of the Company’s responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 7, unless indicated otherwise.

The Partnership Agreement, page 64

Applicable Law; Forum, Venue and Jurisdiction, page 66

1.

We note your response to our prior comment 1, and your reference to the obligation to reimburse Sanchez LP and its affiliates “(including [y]our general partner, the directors of [y]our general partner and the owner of [y]our general partner).” Based upon how you define the term “affiliate” in your partnership agreement, however, it appears that several parties other than your general partner, the directors of your general partner, and the owner of your general partner will be entitled to

Mr. Roger Schwall

January 26, 2015

reimbursement under the fee-shifting provision. If true, please revise to clarify. In addition, disclose the definition of “affiliate” included in the partnership agreement or provide a cross reference to the definition in the partnership agreement included as Annex B.

Response

We acknowledge the Staff’s comment and have revised the disclosures on pages 22, 23 and 66 of Amendment No. 7 in response to this comment to expand the examples of persons who could be deemed affiliates as well as include a cross-reference to the term “affiliate” in the partnership agreement attached as Annex B.

In addition, attached to this letter as Annex A are the pages of the proxy statement/prospectus that have the remaining blanks completed with the applicable numbers and dates based on information currently known to us but which cannot be confirmed until the passage of the record date on February 4, 2015. We would propose including this information (updated as necessary) in a final definitive proxy statement/prospectus that is filed with the Commission after the Registration Statement is declared effective and after the record date but prior to mailing the proxy statement/prospectus to unitholders.

If you have any further comments, please contact the undersigned by telephone at (713) 220-4764 or by email at solson@andrewskurth.com, with a copy to Charles C. Ward, Chief Financial Officer of the Company, at cward@sanchezpp.com. We thank you in advance for your prompt consideration of the responses set forth above.

Sincerely,

/s/ Scott L. Olson

Scott L. Olson

cc:	Steven R. Brunner (Chief Executive Officer)
Charles C. Ward (Chief Financial Officer)
Michael O’Leary (Firm)